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SEC Mail Processing Section

MAY 31 2013

Washington DC 401

SECURITIES AND EXCHANGE COMMISSION

13031802

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 68640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/12 (MM/DD/YY) AND ENDING 3/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Autonomous Research LLP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

AUTONOMOUS RESEARCH LLC

(No. and Street)

FLOOR 2, 11 IRONMONGER LANE (City) LONDON (State) EC2V 8JN (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Graham UK +44 (0)20 7776 3421

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co.

(Name – *if individual, state last, first, middle name*)

488 Madison Avenue, 21st Floor (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/3/13

6/10/13

OATH OR AFFIRMATION

I, Stuart Graham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Autonomous Research LLP, as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARIA LEDEE
COMM. EXP 11-10-2016
NOTARY
PUBLIC
STATE OF NEW YORK

Signature
CEO
Title

5/30/13
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUTONOMOUS RESEARCH LLP

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED MARCH 31, 2013

(EXPRESSED IN UNITED STATES DOLLARS)

AUTONOMOUS RESEARCH LLP

TABLE OF CONTENTS

GRASSI & CO.
Accountants and Success Consultants®



Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

INDEPENDENT AUDITORS' REPORT

To the Partners
Autonomous Research LLP

We have audited the accompanying consolidated statement of financial position of Autonomous Research LLP at March 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

An Independent Firm Associated with Moore Stephens International Limited

488 Madison Avenue
New York, New York 10022
(212) 661-6166 ▪ (212) 832-1110

Additional Office: Jericho, NY
(516) 256-3500
www.grassicpas.com

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Autonomous Research LLP at March 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
May 30, 2013

AUTONOMOUS RESEARCH LLP
Consolidated Statement of Financial Condition
As of March 31, 2013
(Expressed in United States Dollars)

ASSETS	
Current Assets	
Cash	$ 12,895,183
Trade receivables	3,673,289
Rental deposit	480,319
Due from broker	942,059
Other receivables	210,936
Prepayments and accrued income	1,782,758
Total Current Assets	19,984,544
Property and equipment (note 3)	1,011,638
Capitalized software development costs (note 4)	2,288
	1,013,926
Total Assets	$ 20,998,470
LIABILITIES	
Current Liabilities	
Trade payables	$ 714,110
Sales taxes and social security costs	41,779
Accruals and deferred income	6,488,283
Total Current Liabilities	7,244,172
Other Liabilities	
Bank loan (note 5)	2,170,560
Total Liabilities	9,414,732
Partners' Capital	
Partners' capital	3,788,873
Unallocated earnings	9,886,861
Total Partners' Capital Attributable to Autonomous Research LLP	13,675,734
Non Controlling Interest in Subsidiary	(2,091,996)
Total Partners' Capital	11,583,738
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 20,998,470

The accompanying notes are an integral part of this consolidated financial statement.

AUTONOMOUS RESEARCH LLP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2013

1. THE PARTNERSHIP AND BASIS OF PRESENTATION

Autonomous Research LLP was incorporated as a Limited Liability Partnership in the United Kingdom on March 12, 2009 and is authorized and regulated by the Financial Conduct Authority and registered with FINRA (Financial Industry Regulatory Authority). Autonomous Research US LP ("US Branch") was incorporated as a Limited Partnership in the State of Delaware (USA) on June 18, 2012 and operated as a branch of the UK entity through March 31, 2013. Autonomous Research US LP became a registered broker dealer of FINRA on March 21, 2013, and began operations as an independent broker dealer April 1, 2013. Together these entities are referred to as "Autonomous."

Autonomous is an independent research firm providing investment research on the banking and insurance sector to institutional investors. The equity research team provides in-depth coverage on the leading banks and insurers across Europe and the US.

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for the fair presentation of results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation - Autonomous consolidates the partners' capital, income and expenses of the US Branch as it is determined to be a variable interest entity and has met the criteria of consolidation under accounting principles generally accepted in the United States of America. Autonomous Research LLP is considered the primary beneficiary as it directs the activities of both entities. All significant inter-company transactions between Autonomous Research LLP and the US Branch have been eliminated in consolidation.

Revenue Recognition - Commissions and fees are derived primarily from (1) commission sharing arrangements ("CSA") with institutional customers, and (2) direct commissions charged for trade and credit execution services.

CSA commissions are recognized when all of the following criteria are met: (1) persuasive evidence of a legally binding agreement with a customer exists; (2) delivery has occurred, as evidenced by confirmation from the payer or executing broker; (3) the commissions are deemed determinable and free of contingencies or significant uncertainties; and (4) collection is probable.

Direct commissions (for both trade and credit execution) are recognized when earned on a trade date basis.

Guaranteed Payments - Guaranteed payments are expensed through the Statement of Operations, while drawings and net income allocable to Partners are reflected in the Statement of Financial Condition.

Cash and Cash Equivalents - Autonomous considers all unrestricted deposits and highly liquid investments, with an original maturity of three months or less, to be cash equivalents.

Accounts Receivable and Credit Risk - Accounts receivable consist of amounts receivable on open transactions from customers and clearing organizations, commissions and fees earned and receivables billed for research services, net of an allowance for doubtful accounts. Autonomous conducts ongoing evaluations of its customers and generally does not require collateral or other security from customers.

Property and Equipment - Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. The cost and accumulated depreciation for equipment sold, retired or otherwise disposed of are relieved from the accounts, and resulting gains and losses are reflected in income. Depreciation is calculated using the straight–line method over the estimated useful lives of the property and equipment and over the remaining lease term for leasehold improvements. The estimated useful lives of items may vary depending on item location, though terms are generally consistent.

Capitalized Software Development Costs - Software development costs are capitalized when the technological feasibility of a product has been established. Technological feasibility is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet design specifications are completed. All costs incurred to establish technological feasibility are expensed as incurred. Capitalized software costs are amortized using the straight-line method over a three-year period beginning when the product is available for general release to customers.

Impairment of Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or circumstances indicate the carrying amount may not be recoverable. If the sum of the expected undiscounted future cash flows is less than the carrying value of the related assets or group of assets, a loss is recognized for the difference between the fair value and the carrying value of the related asset or group of assets. No impairments were recognized in 2013.

Foreign Currency Translation - Autonomous Research LLP transactions denominated in foreign currencies are remeasured into British Pounds Sterling at the rate of exchange applying on the date of transaction. Likewise, liabilities and current assets denominated in foreign currencies are remeasured again at year-end spot foreign exchange rates. Gains or losses on foreign currency transactions are included in general and administrative expenses in the consolidated statement of operations.

Assets and liabilities have been translated into the reporting currency, the United States Dollar, at the exchange rate in effect at the end of each reporting period, and related revenue and expenses have been translated at average monthly exchange rates. The aggregate effect of translation adjustments has been recorded as a separate component of Partners' Capital as other comprehensive income.

Income Taxes - No provision is required for US Federal, State and UK taxes on the income of Autonomous. Autonomous is treated as a partnership and accordingly, the income of Autonomous is taxed to the partners. Autonomous remains liable for New York City unincorporated business taxes. Autonomous determined that there are no uncertain tax positions which would require adjustments or disclosures in the financial statements.

Autonomous files income tax returns in the U.S. in both Federal and State jurisdictions and with UK taxing authorities. The years 2009 to 2012 remain subject to examination by taxing authorities.

Deposits with Clearing Organizations - Autonomous has reserve deposits with various clearing organizations. The clearing organizations require deposits from all brokers for whom they transact business.

3. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at March 31, 2013.

Office furniture and equipment (3-5 years)	$ 964,642
Leasehold improvements	580,046
	1,544,688
Less: Accumulated depreciation	(533,050)
	$ 1,011,638

Depreciation expense is computed over the shorter of the estimated economic lives or lease periods using the straight-line method. Depreciation expense for the year ended March 31, 2013 was $155,960.

4. CAPITALIZED SOFTWARE

The following is a summary of capitalized software costs at March 31, 2013.

Cost	$ 93,560
Less: Accumulated amortization	(91,272)
	$ 2,288

Amortization expense for the year ended March 31, 2013 was $89,747.

AUTONOMOUS RESEARCH LLP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2013

5. SHORT-TERM BANK LOAN

Autonomous has a line-of-credit agreement with HSBC Bank providing for borrowings up to GBP£3,400,000, approximately $5,164,260 as of March 31, 2013. Interest is calculated at 3.30% per annum over the Bank's Sterling Base Rate. The agreement expires on August 9, 2016. It is collateralized by substantially all business assets. At March 31, 2013, there was a balance outstanding under this agreement of $2,170,560.

6. RELATED PARTY TRANSACTIONS

Autonomous allocates part of its annual profits to charitable causes. The funds are administered by the Autonomous Research Charitable Trust ("ARCT"), an independent charity registered in the United Kingdom. For the year ended March 31, 2013, profits allocated to charitable causes were $385,206.

7. COMMITMENTS AND CONTINGENCIES

At March 31, 2013, minimum future annual rentals under operating leases for office accommodations are as follows:

Years Ending March 31,	
2014	$ 375,364
2015	952,131
2016	964,568
2017	973,451
2018	913,044
	$ 4,178,558

Rent expense for the year ended March 31, 2013 was $395,273.

Forward Foreign Currency Exchange Contracts

From time to time, Autonomous enters into forward foreign currency exchange contracts primarily to hedge foreign currency exchange rate risk. When entering into a forward currency contract, Autonomous agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed-upon future date.

At March 31, 2013, the Partnership had the following forward foreign currency contracts in place:

- Selling US$750,000 at a £:$ exchange rate of 1.5709 on April 30th, 2013
- Selling US$750,000 at a £:$ exchange rate of 1.5707 on May 31st, 2013
- Selling US$750,000 at a £:$ exchange rate of 1.5706 on June 28th, 2013

Autonomous is periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings related to regulatory matters. Such matters are subject to many uncertainties and outcomes that are not predictable. At the current time, Autonomous does not believe that any of these matters will have a material adverse effect on its financial position or future results of operations.

AUTONOMOUS RESEARCH LLP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2013

8. REGULATORY CAPITAL REQUIREMENTS

Autonomous is regulated by the Financial Conduct Authority as a limited license firm, and as such its capital requirements are the greater of:

- Its base capital requirement of £41,667; or
- The sum of its market and credit risk requirements; or
- Its fixed overhead requirement

At March 31, 2013, the Tier 1 capital for regulatory purposes amounted to £5,215,000, which was approximately $7,917,000 at March 31, 2013.

Autonomous is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. At March 31, 2013, Autonomous had net capital of $8,796,313, which exceeded its requirements by $8,168,664. Additionally, Autonomous must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2013, this ratio was 1.07:1.

Autonomous is exempt from the provisions of Rule 15c3-3 of the SEC as the Partnership's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

9. RESTATEMENT OF PARTNERS' CAPITAL- DUE TO PARTNERS

Based on information developed as a result of the current period's inquiry into the accounting for certain accounts, amounts that should have been recorded as Due to Partners were recorded as part of Partners' Capital. Autonomous has determined that a restatement of the March 31, 2012 financial statements is appropriate to recharacterize amounts in the prior year as follows:

	As Previously Stated	As Restated	Effect on Total Partners' Capital
Partners' Capital	$ 15,174,020	$ 13,645,933	$ 1,528,087
Due to Partners	-	1,528,087	(1,528,087)

AUTONOMOUS RESEARCH LLP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2013

10. CONCENTRATION OF CREDIT RISK

The Partnership maintains cash balances in a United States financial institution, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, the Partnership's balances may exceed this limit.

11. SUBSEQUENT EVENTS

Autonomous evaluated all events and transactions that occurred after March 31, 2013 through May 30, 2013, the date the consolidated financial statements were available to be issued.